Exhibit (d)(1)
TIMCO Aviation Services, Inc.
623 Radar Road
Greensboro, NC 27410
September 20, 2005
Owl Creek Asset Management LP
410 Park Avenue
Suite 420
New York, N.Y.
     RE:      TIMCO Aviation Services, Inc. (“Company”)
Gentlemen:
You have advised us that funds which you manage are the beneficial owner of $24,892,378 in aggregate principal amount (including PIK interest paid to June 30, 2005 and referred to herein as the “Notes”), of the Company’s 8% senior subordinated convertible PIK notes due December 31, 2006 (the “Senior Notes”).
As you are aware, on August 17, 2005, the Company made a tender offer (the “Offer”) to the holders of all of its outstanding Senior Notes. In the Offer, the Company offered the holders of the Senior Notes the rights to convert their Senior Notes into that number of shares of the Company’s common stock (“Common Stock”) that such Senior Notes will convert into at their maturity.
In connection with the Offer, we have mutually agreed, pursuant to the terms of this Letter Agreement (“Letter”), to the following:
1.	You have agreed that you will tender your Notes in the Offer, subject to the changes in the Offer described below. In that regard, you will immediately execute such tender offer documents (the “Offer Documents”) as are required for you to legally tender your Notes in the Offer. Your executed Offer Documents will be delivered to our counsel. Upon our taking such actions as are required to amend the Offer in the manner described below, the Offer Documents executed by you will become irrevocable (unless the Offer is terminated) and your agreement to tender the Notes in the Offer will not be subject to withdrawal by you. After we take the steps required to amend the Offer in the manner described below, you agree that your Offer Documents may be submitted to the conversion agent named in the Offering Circular relating to the Offer for processing.

2.	Promptly after delivery of the Offer Documents to our counsel as set forth in Paragraph 1 above, the Company will take such actions as are required to amend the terms of the Offer in order to grant holders of the Senior Notes the right to receive a 15% premium payable in shares of our Common Stock if they agree to tender the Senior Notes in the

Offer. By way of example, your Notes currently convert upon the maturity of the Senior Notes into an aggregate of 51,789,880 shares of our Common Stock, or 1,294,747 shares of our “post-reverse split” (as that term is defined in the Offering Circular relating to the Offer) Common Stock (the “Base Shares”). As a result of the premium, you will receive an additional 7,768,482 shares (the Premium Shares”) of our Common Stock (194,212 shares of our post-reverse split Common Stock) in addition to the Base Shares.

3.	As you are aware, the Company intends to offer the holders of its Common Stock the right to purchase 1.5 shares of its post-reverse split Common Stock for a subscription price of $4.80 per share ($0.12 per pre-reverse split share of Common Stock) for each post-reverse split share (40 pre-reverse split shares) that they own. In the rights offering, which will be made in the near future pursuant to a Registration Statement on Form S-1, you, as a record holder of the Common Stock, will be offered the right (as your basic subscription privilege) to purchase 2,233,439 post-reverse split shares of our Common Stock for an aggregate purchase price of $10,720,507.20. You agree on behalf of the funds that you manage that own the Notes that if the Company makes the offer to you and the other holders of the Company’s Common Stock in the rights offering described above (pursuant to the registration statement), that you will participate in the rights offering to the full extent of your basic subscription privilege. You agree that this obligation to purchase shares in the rights offering shall be a binding agreement on your part.

4.	This Letter shall also serve to constitute a lock-up letter agreement (the “Lock-Up Agreement”) in which you will agree, on behalf of the funds that you manage that will own the Shares after the closing of the Offer, to a lock-up of the Base Shares and the Premium Shares (collectively, the “Shares”) that you will receive upon the consummation of the Offer on the following terms:
a.	Without our prior written consent, you will not, directly or indirectly, (i) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) the Shares, or sell or grant options, rights or warrants with respect to the Shares, or (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of the Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, for a period of 180 days after the date of the closing of the Offer (the “Initial Lock-Up Period”).

b.	After the Initial Lock-Up Period, and for an additional 180 days, if you elect to offer , sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or sell the Shares, or if you enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Shares (whether such transaction is settled by delivery of the Shares, or in cash or otherwise), in connection with any such sale or other transaction you will advise us regarding your intent to sell or transfer all or a portion of the Shares and you shall utilize, in connection with such transaction, the services of a brokerage firm designated by you so long as such brokerage firm is reasonably acceptable to the Company after notice.

c.	In furtherance of the foregoing, the Company is hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of the Lock-Up Agreement. You also agree to allow us to place a legend on the certificate representing your Shares setting forth that the Shares are subject to the Lock-Up Agreement.

d.	The Lock-up Agreement shall not be effective unless the Offer closes.
5.	You hereby represent and warrant that you have full power and authority to enter into this Letter as the owner of the Notes, and that upon request, you will execute any additional documents necessary in connection with the enforcement hereof. Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

6.	The Letter shall be governed by and construed in all respects in accordance with the law of the State of New York without giving effect to any choice or conflict of law principles (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

7.	This Letter constitutes the entire agreement between you and the Company with respect to the subject matter hereof and is intended to be a binding agreement between the parties hereto. This Letter may not be amended or assigned except by the written agreement of both you and the Company.

8.	This Letter may be executed in any number of counterparts, each of which shall be deemed an original, but all of which constitute one and the same agreement.
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     If this Letter correctly sets forth our mutual understanding, please so indicate by signing this Letter where indicated and returning an executed copy to the Company.

Very truly yours,

TIMCO Aviation Services, Inc.

By:	/s/ Roy T. Rimmer, Jr.

Name:	Roy T. Rimmer, Jr.

Title:	Chairman and CEO
Acknowledged and agreed this 20th day of September, 2005.

Owl Creek Asset Management LP

By:	/s/ Jeff Altman

Name:	Jeff Altman

Title:	Managing Partner